SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 24, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that 80% of its fleet will have more space between seats by May. The aircraft identified as GOL+ assure greater comfort and an even better flying experience. The Company will have 33 aircraft under the new standard by Carnival and 116 by the time the World Cup begins.

Under the new configuration, B737-800 NG aircraft will have 177 seats. Rows two to seven, on the right, and three to seven, on the left, will be identified as GOL+Conforto. The distance between these rows will increase from 30 to 34 inches (86.3cm) and the seat recline will increase by 50%. In the other rows, the distance between seats will increase from 30 to 31 inches (78.7cm). The B737-700 NG model will have 138 seats and the GOL+Conforto  seats will be in rows one to seven on both sides.

The decision was taken three months after the Company implemented GOL+ on the Rio-São Paulo shuttle. “The product has exceeded our expectations. During this period, demand for GOL+Conforto  seats has increased by 50%. We identified an effective satisfaction among corporate clients and holders of the SMILES Diamante card,” declared Paulo Miranda, GOL’s Head of Products. “We are leaders in terms of flights on time and have been recognized by ABRACORP, the Brazilian Travel Agents’ Association, as the airline that transported most corporate clients in 2013. By offering greater comfort, we are underlining our commitment to providing the best flying experience.”

With this positioning, at the end of 2014 GOL will have the highest supply of category A seats (an ANAC standard, Brazil’s Civil Aviation Authority), equivalent to 42% of the market total.

This alteration is part of a process of standardization and generation of operational efficiency gains. The implementation of the new network in 2013 resulted in a more efficient distribution of routes served by B737-700 NG and B737-800 NG aircraft, based on each route’s load factor. In addition, as of now the Company will only have one type of configuration for each aircraft model instead of the more than 30 existing configurations.

As a result of the new configuration, GOL announces an alteration in its projection of domestic supply (ASK) for 2014, previously of 0% to a range between -3% and 0% variation in relation to the previous year.

1	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.